AMERIGROUP Corporation
Computation of ratio of earnings to fixed charges and preferred stock dividends
($ in thousands)

Exhibit 12.1

	Three months
	Ended March 31,		Year ended December 31,
	2005	2004	FY2004	FY2003	FY2002	FY2001	FY2000
Earnings:
Income before income taxes	$33,816	$30,756	$141,238	$113,915	$79,722	$62,207	$43,779
Add: fixed charges	1,182	981	4,026	4,784	2,599	12,526	13,819
Subtract: preferred stock dividends	—	—	—	—	—	(10,738)	(12,222)

Total earnings	$34,998	$31,737	$145,264	$118,699	$82,321	$63,995	$45,376
Fixed charges:
Preferred stock dividends	$—	$—	$—	$—	$—	$10,738	$12,222
Interest expensed	160	181	731	1,913	791	763	781
Amortization of debt issuance cost	158	158	630	361	226	16	—
Interest component of rental payments (1)	864	642	2,665	2,510	1,582	1,009	816

Total fixed charges	$1,182	$981	$4,026	$4,784	$2,599	$12,526	$13,819

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.